DEAR NOTARY,

Please add a deed to your Deeds Registry for the Option Agreement for Purchase of Shares (hereinafter, the "Agreement") which grants, on the one hand:

1.

TRABAJOS MARITIMOS S.A., identified with Tax Identification No. 20101395031, domiciled for these purposes on Av. Sáenz Peña No. 177, Floor 3, District of Callao, Constitutional Province of Callao, Department of Lima, registered in the Electronic Record No. 70006784 of the Registry of Legal Entities of the Lima Registry Office, duly represented by its General Manager, Mr. Alvaro Fernando Galindo Neumann, identified with National Identity Document No. 10276856, registered with the authorities in the aforementioned Electronic Record (hereafter “TRAMARSA”); and

2.

INCA TERMINALS & MINING INC., company incorporated under the laws of the Republic of Panama, domiciled for these purposes in Sucre Building, Calle 48, East, Bella Vista, PO Box 6277, Panama 5, Republic of Panama, duly represented by its Attorney General, Mr. Julio de Blas Caballero, identified with Spanish Passport No.  AAE795199, (hereinafter “INCA TERMINALS”).

Those who act as shareholders of Juan Paulo Quay SAC, and who are hereinafter referred to collectively as “THE SHAREHOLDERS”;

3.

JUAN PAULO QUAY S.A.C., identified with Tax Identification No. 20428121024, domiciled for these purposes on Av.  Sáenz Peña No. 177, Floor 6, District of Callao, Constitutional Province of Callao, Department of Lima, registered in the Electronic Record No. 11101661 of the Registry of Legal Entities of the Lima Registry Office, duly represented by its General Manager, Mr. Álvaro Fernando Galindo Neumann, identified with National Identity Document No. 10276856, registered with the authorities in the aforementioned Electronic Record (hereafter “JPQ”); and

and on the other hand:

4.

AGRIFOS PERU S.A.C., identified with Tax Identification No. 20547706774, domiciled for these purposes on Av. Guardia Civil No. 696, Residential Area Corpac, District of San Isidro, Province of Lima, Department of Lima, registered in the Electronic Record No.  12823382 of the Registry of Legal Entities of the Lima Registry Office, duly represented by its General Manager, Mr.

Tomás Ernesto Guerrero Méndez, identified with National Identity Document No. 07185985, registered with the authorities in the aforementioned Electronic Record (hereafter “AGRIFOS”).

Hereinafter, THE SHAREHOLDERS, JPQ, and AGRIFOS will also be referred to individually as the "Party" and collectively as the "Parties."

This Agreement is executed in accordance with the following terms and conditions:

ONE:

BACKGROUND

1.1

JPQ is a company duly incorporated under the laws of the Republic of Peru, entered in the Register of Legal Entities of the Registry of Lima, and whose purpose is, among others, to extract non-metallic minerals.

1.2

AGRIFOS is a company duly incorporated under the laws of the Republic of Peru, entered in the Register of Legal Entities of the Registry of Lima, and whose purpose is, among others, to carry out mining activities.

1.3

On October 16, 2007, JPQ and Activos Mineros S.A.C., with the intervention of the Agency for Promotion of Private Investment  – PROINVERSIÓN, signed a Transfer Agreement (Gypsum)(hereafter, the “Transfer Agreement”), whereby Activos Mineros S.A.C. transferred to JPQ, for its use, the following mining right (hereafter, the “Mining Right”):

NAME	CODE	LOCATION	Ha.	ELECTRONIC RECORD
Bayovar No. 12	12000448Y01	District: Sechura Province: Piura Department: Piura	12 575.00	20002482 (Trujillo)

1.4

AGRIFOS has an interest in carrying out mining exploration activities, among others, in the Mining Right.

1.5

Thus, on September 6, 2013, JPQ and AGRIFOS underwrote a Letter of Intent by which AGRIFOS agreed to sign a Purchase Option for 70% of the shares representing the capital stock of JPQ (hereinafter, "Letter of Intent").

1.6

For their part, THE SHAREHOLDERS are owners of the 12,039,650 common shares, duly subscribed and fully paid, with a nominal value of S/.  1.00 (One with 00/100 Nuevo Sol) each, representative of JPQ's social capital, distributed according to the following details:

SHAREHOLDER	No. OF SHARES
TRAMARSA	4,815,860
INCA TERMINALS	7,223,790

TOTAL	12,039,650

TWO:

STATEMENTS OF THE SHAREHOLDERS

THE SHAREHOLDERS represent and guarantee to the date of execution of this Agreement, the following:

2.1

That they are the sole and exclusive owners of the 12,039,650 common shares, duly subscribed and fully paid, with a nominal value of S/. 1.00 (One with 00/100 Nuevo Sol) each, representative of JPQ's social capital.

2.2

That the shares covered by this Option are free from liens, encumbrances, notations, oppositions by priority third party rights, judicial measures, or extra-judicial measures. They are also free of any situation that could affect them now and/or in the future, or any limitation or restriction that could affect the execution and/or implementation of this Agreement.

2.3

That the shares, subject of this Option, are not subject to any pending or executed interim measures or any process or procedure of a contentious nature, including but not limited to administrative, legal, or arbitration proceedings or claims that affect or could affect the interests of AGRIFOS, relating to the execution and/or implementation of this Agreement. Likewise, THE SHAREHOLDERS declare that they have no knowledge of the existence of facts that could give rise to the aforementioned processes, and that they have no desire to begin any of these processes.

2.4

That each of THE SHAREHOLDERS undertake to hold a 70% stake in the social capital of JPQ, however many of them are necessary to reach that percentage in this Option. Also coordinate with the JPQ manager to note down this Option in the JPQ Shares Registry, according to the model of the Shares Enrollment Entry hereto attached as Appendix I, within a period not exceeding five (5) calendar days from the signing of this Agreement; it shall not consider as a shareholder any third party that attempts to acquire shares without knowledge of the Option that belongs to AGRIFOS. Once the Option is executed, THE SHAREHOLDERS  shall report on the fiscal year to the JPQ manager, who shall record the transfer in the Shares Registry and cancel the certificates of the transferred shares and issue new certificates in the name of   AGRIFOS and THE SHAREHOLDERS.

2.5

That pursuant to the provisions of paragraph b of section 5.10 of the fifth clause of this Agreement, the notarial communication made by AGRIFOS exercising its right of option, subject to compliance with the conditions and formalities agreed by the Parties, constitute sufficient evidence for the registration of the transfer of shares in favor of   AGRIFOS in the Shares Registry of JPQ.

2.6

Without prejudice to the provisions of the preceding paragraph, THE SHAREHOLDERS declare that in keeping with paragraph d of section 5.10 of the fifth clause of this Agreement, it shall be unconditionally and irrevocably mandatory upon request by AGRIFOS to underwrite all public and private documents that AGRIFOS legally requires or requests regarding the transfer of shares.

2.7

That, in advance, they expressly and irrevocably waive the right of preferential acquisition to which they are entitled according to the Statute of JPQ, in relation to the transfers of shares made to AGRIFOS, if the Option is exercised.

2.8

That they have full knowledge that 70% of the representative shares of the capital stock of JPQ will be restricted for transfer and/or encumbered for any act of disposal to third parties, for the same term as the Option.

2.9

That they shall not sign or approve any agreement providing for the transfer, assignment and/or any other disposition of the Mining Right without express and written prior authorization from AGRIFOS. THE SHAREHOLDERS, as long as they can legally hold a Universal Board meeting, are obliged to conclude, within three (3) calendar days from the signing of this Agreement, a Shareholders General Meeting in which AGRIFOS shall participate as a guest, to acknowledge the obligation not to transfer the Mining Right while this Agreement is in effect.  If so, it should be convened at the earliest possible date at the aforementioned General Meeting, within the time frames set out in the Statute and the General Corporation Law.

2.10

Should AGRIFOS exercise the Option, THE SHAREHOLDERS undertake to respect the right of preferential acquisition granted in favor of AGRIFOS under the seventeenth clause of this contract.

THREE:

STATEMENTS BY JPQ

JPQ represents and warrants to the date of execution of this Agreement, the following:

3.1

That it is the sole and exclusive owner of the Mining Right.

3.2

That it has complied with and guarantees its future compliance with all its duties as laid out in the Transfer Agreement  and the Constitution of Usufructuary, Surface, and Easement Agreement signed between JPQ and the San Martín de Sechura Community Foundation dated May 7, 2009 (hereinafter the Easement Agreement).

3.3

That, except for the existing electrical easements already in place or those in the process of establishment in favor of third parties, or except for the agreements related to the extraction and supply of gypsum that are needed to comply with the obligations contained in the agreements referred to in paragraph 3.2 above, the Mining Right is free from liens, encumbrances, notations, oppositions by priority third party rights, legal and other measures, burdens on production, operation, or the proceeds of sales of minerals extracted from the mine, except for the charges contained in the Transfer Agreement.  It is likewise free of any situation that may affect the Mining Right now and/or in the future, or any limitation or restriction that could affect the execution and/or implementation of this Agreement.  Also, the Mining Law is free of any situation that might impair or limit the exercise of mining activities of any kind.

3.4

That with respect to JPQ and the Mining Right, there are no pending or executed injunctive measures of any kind; no process or procedure of a contentious nature, including, but not limited to administrative, legal, or arbitration proceedings or claims that affect or could affect JPQ, the Mining Right, the interests of AGRIFOS relative to the Mining Law and/or the execution and/or implementation of this Agreement. Likewise, JPQ  declares that it is unaware of any facts that could begin such actions, nor does it wish to initiate any of these actions.

3.5

That regarding the Mining Right, no mining contracts have been signed, such as contracts for mining transfer, the option of transfer, or others, nor is it the subject of inquiry for any reason. In general, there is no right granted to third parties in respect to the Mining Right, except for the obligations of the Transfer Agreement.

3.6

That the Validity Fee of the Mining Right has been paid through until 2012, inclusive.

3.7

That the Mining Right is incorporated into the National Mining Registry with definitive UTM coordinates and JPQ acknowledges that there are no priority mining rights in the area of the Mining Right.

3.8

That it has complied with all the formal obligations applicable to the Mining Right in accordance with the provisions of the Consolidated Text of the General Mining Law, approved by Supreme Decree No. 014-92-EM, and its amendments, extensions, regulations, and other applicable related standards.

3.9

That it has not violated any law, rule, regulation, or provision relating to the development of mining activities in the Mining Right.

3.10

That there is no environmental liability in the area of the Mining Right.

3.11

That, to date, the Mining Right has no administrative requirements relating to issues of safety, health and/or environmental protection, such as fines, restitution, reparations, or any other claim of an administrative or judicial nature.

3.12

That, to date, it has not received any notice from any natural or legal, private or public person or authority concerning the existence of environmental problems in the area of the Mining Right.

3.13

That, to date, there are no monetary obligations related to the protection of the environment.  Also, there are no environmental contingencies that might affect the Mining Right.

3.14

That it has not initiated preventive or ordinary bankruptcy proceedings, or any other type of bankruptcy proceedings, nor does it have knowledge of the initiation of such proceedings, against JPQ.

3.15

That on the occasion of the celebration of the Letter of Intent, it has given AGRIFOS all the information it knows of and possesses regarding the Mining Right, and that it undertakes to deliver to AGRIFOS, all the information on the Mining Right that it could know and possess while this Agreement remains in force.

3.16

JPQ warrants and undertakes to deliver to  AGRIFOS any communication received and/or sent between JPQ and any institution or agency of the State, the San Martín de Sechura Community Foundation, other communities, and third parties linked to the Mining Right within five (5) calendar days of receipt.

3.17

That it has sufficient powers to enter into this Agreement, which is guaranteed by its Bylaws and/or any applicable standard.

3.18

That there is no legal or contractual situation to prevent JPQ from validly adopting the resolutions specified in this Agreement.

3.19

That it will not perform any act, or sign any contract or agreement with a third party that could grant access to the Mining Right without the prior express and written authorization of AGRIFOS.

FOUR:

DECLARATIONS OF AGRIFOS

AGRIFOS represents and warrants the following on the date of execution of this Agreement:

4.1

That it has not initiated a preventive or ordinary bankruptcy proceeding or any other type of bankruptcy proceeding against AGRIFOS, nor does it have any knowledge that one is to be commenced.

4.2

That it has sufficient powers to enter into this Agreement, which is guaranteed by its Bylaws and/or any applicable standard.

4.3

That there is no legal or contractual situation to prevent AGRIFOS from validly adopting the resolutions specified in this Agreement.

4.4

That it undertakes to make timely payments for Validity Fees and/or penalties, if legally applicable, corresponding to the Mining Right during the term of this Agreement.

4.5

That it undertakes to make the payment of deferred considerations set out in paragraph 4.2 of the Transfer Agreement and in paragraph 6 of the Easement Agreement, from the signing of the deed resulting from this Agreement, and while it is in force.

FIVE:

PURPOSE OF THE AGREEMENT

5.1

Shares Purchase Option

Pursuant to the provisions of article 1419 et seq. of the Civil Code, and as provided in Article 41 of the General Corporation Law, by this Agreement, THE SHAREHOLDERS grant AGRIFOS an option so that AGRIFOS may decide at its sole discretion to acquire, as provided in this Agreement, 70% of the shares representing the capital stock of JPQ (hereinafter, the “Option”).

As a consequence of the granted Option, AGRIFOS shall have the right, but not the obligation, to purchase all and not less than all, of the equivalent of 70% of the shares representing the social capital of JPQ.

Each one of THE SHAREHOLDERS holds 70% of its shares, however many of them are needed to reach that percentage in this Option. Also, according to what is indicated in paragraph 2.4 of the second clause of this Agreement, this charge will be recorded in the corresponding entry of the Shares Registry of JPQ, according to the model attached to this Agreement, and THE SHAREHOLDERS undertake to deliver to AGRIFOS a certified notarized copy thereof, within five (5) working days after the signing of this Agreement.

5.2

Price and Opportunity of Advance Payment of the Price of Shares

If the exercise of the Option occurs, the Parties agree that the transfer price of the equivalent of 70% of the shares of   JPQ, will be variable depending on the moment when the exercise occurs.

a.

First Period

$3,000,000.00 USD (three million and 00/100 dollars of the United States of America), if the Option is exercised within  twelve (12) months after obtaining the Authorization to start exploration activities; if the option is not exercised, such payment shall be treated as an advance payment of the transfer price of the Second Period.

b.

Second Period

$4,000,000.00 USD (four million and 00/100 dollars of the United States of America), if the Option is exercised between twelve (12) and twenty-four (24) months after obtaining the Authorization to start exploration activities.

If the option is not exercised within this period, AGRIFOS will pay an additional $1,000,000.00 USD (one million and 00/100 dollars of the United States of America) along with the payment referred to in subparagraph a. above, which will be considered as an advance payment of the transfer price of the Third Period.

c.

Third Period

5,000,000.00 USD (five million and 00/100 dollars of the United States of America) if the Option is exercised between twenty-four (24) and thirty-six (36) months after obtaining the Authorization to start exploration activities.

If the option is not exercised within this period, AGRIFOS will pay an additional $1,000,000.00 USD (one million and 00/100 dollars of the United States of America) along with the payments specified in subparagraphs a. and b. above, which will be considered an advance payment of the transfer price of the Fourth Period.

d.

Fourth Period

$6,000,000.00 USD (six million and 00/100 dollars of the United States of America) if the Option is exercised between thirty-six (36) months and forty-eight (48) months, at latest, to the day since it obtained the Authorization to start exploration activities.

If the option is exercised in this period, AGRIFOS will pay $1,000,000.00 USD (one million and 00/100 dollars of the United States of America) in addition to the payments specified in subparagraphs a., b. and c. above.

In no case will the transfer price of the shares be greater than $6,000,000.00 USD (six million and 00/100 dollars of the United States of America).

AGRIFOS will make advance payment of the transfer price to each of THE SHAREHOLDERS, through Non-Negotiable Executive Checks payable to each of THE SHAREHOLDERS or through bank transfers to the bank account that each of THE SHAREHOLDERS, in writing and in a timely manner, would have indicated to AGRIFOS and in the following proportion: a check or bank transfer made to TRAMARSA for the 40% corresponding to each opportunity and a check or bank transfer made to INCA TERMINALS for the 60% corresponding to each opportunity. THE SHAREHOLDERS declare their compliance with this form of payment, releasing AGRIFOS from any liability after payment has been made as agreed in this section. The above payments shall be made only by making the retention or deduction that is in conformity with the provisions of Article 56 of the Law of Income Tax, approved by Legislative Decree No. 774, without any other retention and/or deduction for any other reason.

5.3

Term of the Option

a.

The period for which this Option is granted is forty-eight (48) months from the date of the Directorial Resolution by which JPQ obtains the Authorization for the start of exploration activities generated as a result of the approval of an Environmental Impact Statement (EIS) to conduct mineral exploration activities in the Mining Right. Within this time period, AGRIFOS will have the exclusive right to exercise the Option.

If AGRIFOS does not exercise the Option within the time limit referred to in the preceding paragraph, the Option shall be deemed expired and void, without further declaration of the Parties, and this Agreement will be resolved, leaving the advance payments of the transfer price that were mentioned in paragraph 5.2 of this clause as compensation for the benefit of THE SHAREHOLDERS.

b.

The deadline for the option is mandatory for THE SHAREHOLDERS and of discretional compliance for AGRIFOS; consequently, AGRIFOS may terminate the Option automatically at any time by sending a notarized letter to THE SHAREHOLDERS to that effect to their addresses indicated in the introduction to this Agreement. If the Option is terminated, the Parties declare that they are in agreement with it, having nothing to claim now or in the future. Once the Option is terminated, all obligations of payment and/or obligation to invest in the AGRIFOS Mining Right that had not accrued at the time the Option termination was communicated by AGRIFOS shall cease.

5.4

Payments for the Option

The Parties agree that in order to keep the Option alive, AGRIFOS shall pay a cash consideration to THE SHAREHOLDERS, according to the following schedule:

a.

$200,000.00 USD (two hundred thousand and 00/100 dollars of the United States of America) at the signing of the Deed that this Agreement generates.

b.

$750,000.00 USD (seven hundred and fifty thousand and 00/100 dollars of the United States of America) six (6) months after obtaining the Authorization to start exploration activities.

5.5

Investment Commitment

a.

AGRIFOS is committed to making investments in the Mining Right, according to the following schedule:

TIME FRAME	INVESTMENT
a) Within twelve (12) months after obtaining the Authorization to start exploration activities.	$1,000,000.00 USD in exploration expenses
b) Within forty-eight (48) months after obtaining the Authorization to start exploration activities.	Pre-Feasibility Study

b.

The Parties attest that the implementation of the Mining Investment Law referred to in the above table will be held under the Mining Right Exploration Agreement entered simultaneously with this Agreement, between AGRIFOS and JPQ.

c.

The Parties also attest that the amount of estimated investment of the Pre-Feasibility Study is up to $14,000,000.00 USD (fourteen million and 00/100 Dollars of the United States of America).

d.

Exploration Expenses

For the purposes of this Agreement and in accordance with the provisions of Article 4 of Supreme Decree No.  054-2008-EM, the concept of Exploration Expenses include but are not limited to the following:  payments of the validity fee and/or legal penalties; expenses related to geologic mapping, surveying, sampling and/or geochemical analysis, geophysical surveys (MAG, IP etc.), geological mapping, diamond drilling and/or reverse air, laboratories, wages of local and/or foreign workers, payments to domestic and/or foreign consultants;  expenses arising from the agreements reached with the communities for the use of the land surfaces, excavations, trails and/or necessary access, camps, trenches, geophysical surveying and/or any other expenses related directly or indirectly to the exploration activity that is needed for the development of the Mining Right.

5.6

Method of payments for the Option

Each of the Option payments referred to in paragraph 5.4 of this clause shall be made by AGRIFOS to each of THE SHAREHOLDERS, through Non-Negotiable Executive Checks payable to each of THE SHAREHOLDERS or through bank transfers to the bank account that each of THE SHAREHOLDERS, in writing and in a timely manner, would have indicated to AGRIFOS, and in the following proportion: a check or bank transfer made to TRAMARSA for the 40% corresponding to each opportunity and a check or bank transfer made to INCA TERMINALS for the 60% corresponding to each opportunity. THE SHAREHOLDERS declare their compliance with this form of payment, releasing AGRIFOS from any liability after payment has been made as agreed in this section. The above payments shall be made only by making the retention or deduction that is in conformity with the provisions of Article 56 of the Law of Income Tax, approved by Legislative Decree No. 774, without any other retention and/or deduction for any other reason.

5.7

Requirements for delivery of payments for the Option

The payments referred to by paragraph 5.4 of this clause, as well as investment expenses in the Mining Right described in paragraph 5.5 of this clause, shall be delivered and/or performed as long as they would have been earned during the life of this Agreement, with the Parties in charge of receiving them, and provided that the Agreement has not been terminated.

5.8

Consequences of the non-exercise of the Option

Should AGRIFOS decide not to exercise the Option, the Option payments provided for in number 5.4 of this clause, as well as the investment expenses in the Mining Right provided for in number 5.5 of this clause, shall not be refundable to AGRIFOS. Neither THE SHAREHOLDERS nor JPQ will be required to return to  AGRIFOS these amounts received by THE SHAREHOLDERS and/or invested in the Mining Right, which will remain for them.

Moreover, if AGRIFOS does not exercise the Option, advance payments of the transfer price mentioned in paragraph 5.2 of this clause shall remain as compensation for the benefit of THE SHAREHOLDERS.

5.9

Default payment

In the case of a delay in the payment of the amounts referred to in paragraphs 5.2 and 5.4 of this clause, THE SHAREHOLDERS will send a notarized letter to AGRIFOS specifying the breach, which should be remedied within five (5) working days from the date AGRIFOS receives this letter. AGRIFOS will be able to discuss the lack of delivery imputed to it by a notarized letter within the same period of five (5) business days. If it is deemed a non-payment, the delay will result in the payment of compensatory interests for the delay incurred, according to the TAMEX rate set by the Central Reserve Bank of Peru.

If there is a dispute regarding compliance with the obligations of each of the Parties, suspending these payments will not be considered a breach until the arbitral award or court decision is issued, putting an end to the dispute.

5.10

Exercise of the Option

a.

In order to be able to validly exercise the Option, AGRIFOS must have previously complied with (i) making payments for the Option to THE SHAREHOLDERS, as stated in paragraph 5.4 of this clause; (ii) making investments in the Mining Right as referred to in paragraph 5.5 of this clause; (iii) making payment advances of the transfer price referred to in paragraph 5.2 of this clause to the satisfaction of THE SHAREHOLDERS and JPQ; and, (iv) obligations set out in the sixth clause of this Agreement.

b.

AGRIFOS may exercise the Option at any time during the term of the Option. To do so, it shall send a notarial communication to THE SHAREHOLDERS, certifying that it has complied with the obligations set out in paragraphs 5.2, 5.4 and 5.5 of this clause and in the sixth clause of this Agreement, to the addresses indicated by THE SHAREHOLDERS in the introduction to this Agreement.  The receipt of the communication shall automatically constitute the transfer of the shares of JPQ to AGRIFOS.

c.

The Parties agree that if the exercise of the Option is valid under the terms of this Agreement, the notarial communication sent to THE SHAREHOLDERS constitutes sufficient evidence for the registration of transfer of shares to AGRIFOS, in the JPQ Shares Registry.

d.

Without prejudice to the provisions of the previous paragraph, THE SHAREHOLDERS remain unconditionally and irrevocably obligated, upon request from AGRIFOS, enter all the public and private documents that AGRIFOS requires or requests according to law regarding the transfer of shares.

e.

Once the Option is exercised, THE SHAREHOLDERS shall communicate this to the Manager of JPQ, who shall record the respective transfer in the Shares Registry and cancel the share certificates of the transferred shares and issue new certificates for THE SHAREHOLDERS and AGRIFOS.

5.11

Termination of the Agreement

5.11.1

Grounds for the termination of the Agreement are:

a.

The lack of complete and timely delivery by AGRIFOS of the payments detailed in paragraphs 5.2 and 5.4 of this clause, provided that THE SHAREHOLDERS made the request in a timely manner and it had not been remedied in accordance with the provisions of paragraph 5.9 of this clause.

b.

The failure to pay the Validity Fee and the possible legal penalty  that would have to be paid for the Mining Right if the Option had been in place after the deadline for making such payment.

c.

The unilateral decision with automatic effects made by AGRIFOS, under the provisions of paragraph 5.3 of this clause.

d.

The expiry of the Option without AGRIFOS having exercised it.

e.

The agreement between the Parties to terminate this Agreement.

f.

Without detriment to the right of AGRIFOS stipulated in subparagraph c above, the Agreement may be terminated by THE SHAREHOLDERS and/or by JPQ if AGRIFOS fails to meet some of its obligations under this Agreement.

g.

If either Party considers that the other is in breach of its obligations, it must notify the other in writing, granting it fifteen (15) calendar days to meet the outstanding obligation of compliance or to express the reasons why it considers that it has not committed any breach.

If within fifteen (15) calendar days, it has not complied with the outstanding obligation of compliance to the satisfaction of the other Party, the latter may alternatively (i) resort to arbitration or (ii) terminate this Agreement.

5.12

Effects of the termination of the Agreement

a.

If termination of this Agreement occurs, AGRIFOS no longer has to meet the obligations indicated in paragraphs 5.2, 5.4 and 5.5 of this clause and in the sixth clause of this Agreement, limiting itself only to those obligations that were due at the time of termination.  In this sense, any provision that ought to be made subsequent to the date of termination cannot reasonably be expected and AGRIFOS will not be obligated to carry it out.

b.

The Parties declare that all payments for the Option and investments made by AGRIFOS arising from this Agreement shall be for the benefit of THE SHAREHOLDERS and JPQ, as appropriate, and shall not be subject to refund, while the advance payments of the transfer price will benefit THE SHAREHOLDERS as compensation.

c.

Unless the termination occurred by the exercise of the Option, the Parties agree and undertake to sign the minutes and deed of termination of this Agreement within ten (10) calendar days from the date of that resolution, pledging to execute any other public or private document that may be subsequently needed.  The failure to issue such documents does not render ineffective or invalidate the termination of the Agreement.

SIX:

OBLIGATIONS OF AGRIFOS

In order to validly exercise the Option, AGRIFOS must fulfill the following obligations:

6.1

Make the advance payments of the transfer price mentioned in paragraph 5.2 of the fifth clause of this Agreement.

6.2

Make the payments for the Option mentioned in paragraph 5.4 of the fifth clause of this Agreement.

6.3

Make the investment in accordance with paragraph 5.5 of the fifth clause of this Agreement.

6.4

Give JPQ a Positive Pre-Feasibility Study in which it states that the operation of the Mining Right is financially viable.

The Parties agree that the estimated value of the Pre-Feasibility Study will be up to $14,000,000.00 USD (fourteen million and 00/100 dollars of the United States of America).

6.5

Make timely payments for the Validity Fees and/or legal penalties, if they were applicable, corresponding to the Mining Right during the term of the Option.

6.6

Make the timely payment of the deferred considerations set out in paragraph 4.2 of the Transfer Agreement and in paragraph 6 of the Easement Agreement, during the term of the Option.

SEVEN:

TRANSFER OF CONTRACTUAL POSITION

Through this Agreement, THE SHAREHOLDERS and JPQ expressly and irrevocably authorize AGRIFOS to give part or all of its position in this Agreement to companies related to it.

Based on the above, it is necessary to consider what is meant by a related company that belongs to the same economic group as AGRIFOS.

EIGHT:

UNFORESEEABLE CIRCUMSTANCES OR FORCE MAJEURE

8.1

For the purposes of this Agreement, a fortuitous event or force majeure shall be defined as a cause not attributable to any Party, consisting of an extraordinary, unforeseeable, and irresistible event; when it is predictable, such an event is outside the Party's reasonable control, including but not limited to cases of the reduction or suspension of activities to solve or avoid an actual or perceived, present or future violation of environmental protection standards; an act or omission by any government agency to delay or obstruct the performance of legal obligations, their accreditation, or the issuance or grant of any authorization or approval required to carry out exploration activities; acts of war or conditions arising due to a war whether declared or not; acts of terrorism or conditions arising from a rebellion, earthquake, storm, flood or other adverse weather conditions; an accident by citizen groups, including, by way of example, but not limited to organizations or environmental groups defending the rights of farming or native communities; or any other cause, whether either similar or dissimilar to those mentioned above.

8.2

AGRIFOS shall notify THE SHAREHOLDERS and JPQ of the suspension of the execution due to fortuitous events or force majeure, communications indicating the nature of the suspension, its reasons, and its possible duration.  Immediately after the cessation of the cause of suspension, AGRIFOS shall notify  THE SHAREHOLDERS and JPQ in writing and shall take the necessary steps to resume and continue the execution that was suspended as soon as possible.

8.3

Once the event that led to suspension of this Agreement by accident or force majeure has ended, AGRIFOS undertakes to do everything reasonably necessary to resume its duties within thirty (30) calendar days. At the end of that period, unless AGRIFOS attests that the cause that led to suspension subsists, it shall terminate the suspension of this Agreement and resume the calculation of its term.

8.4

In the event that AGRIFOS attests that the cause that led to suspension extends for a period longer than sixty (60) calendar days, and if the event that caused the accident or force majeure lasts for a longer period of time whose term is unknown, both parties agree that this Agreement shall be suspended for a maximum period of six (6) months, after which any of them may terminate it by giving notice to the other Party to that effect.

8.5

The Parties agree that even if this Agreement is suspended because of a fortuitous event or force majeure, AGRIFOS may exercise the Option in its favor. This decision will end the suspension and the Parties will proceed with the implementation of the provisions of this Agreement, provided that the obligations in paragraphs 5.2, 5.4 and 5.5 of the fifth clause and the sixth clause of this Agreement have been met.

NINE:

NOTICES

9.1

All notices and other communications (hereinafter, "Notices"), except those made by way of attorney, shall be made according to procedures established by notaries or applicable law, shall be delivered personally, shall be sent by certified prepaid mail or courier, and shall be deemed effective on the date of delivery, if delivered personally, and on the date of receipt, if sent by certified mail with return receipt or courier.

9.2

Notices shall be made in writing, under charge of reception, to the representatives and addresses appearing in the introductory section of this document.

9.3

Any change of address to take effect between the Parties shall be notified by letter of attorney, having effect from the fifth day after the date of Notice.  While the changes are not reported under this paragraph, communications and/or notices made to the addresses above shall be validly made.

TEN:

TAXES

The payment of taxes generated by this Agreement shall be borne by the Party which, according to the relevant tax law, is the one obliged to do so.

ELEVEN:

CHANGES

Any change, clarification, extension, or termination of this Agreement shall necessarily be done in writing and must be signed by all Parties and recorded in a deed in order to be valid between the Parties and third parties.

TWELVE:

INTERPRETATION

12.3

The terms of this Agreement must be understood and interpreted comprehensively; they cannot be interpreted separately from each other.

12.2

The titles heading each of the clauses of this Agreement are merely illustrative and shall not be taken into account in the interpretation of their content.

12.3

The invalidity, in whole or in part, of one or more of the provisions contained in this Agreement shall not affect the validity of the remaining provisions contained therein, provided they are separable.  On the contrary, it is understood that the Agreement is effective in its entirety, and the clause(s) declared totally or partially invalid should be deemed as non-existent. Therefore, the rights and obligations of the parties shall be implemented as provided in this Agreement.

THIRTEEN:

COSTS

The notary costs, registration fees, and other expenses incurred by publishing this bill as a deed and registering it in the appropriate register shall be borne by AGRIFOS.

FOURTEEN:

APPLICABLE LAW

This Agreement shall be fully subject to the laws of the Republic of Peru that are in force at the date of execution thereof.

FIFTEEN:

DISPUTE RESOLUTION

15.1

If there is any discrepancy, claim, and/or dispute arising from this Agreement, or if there is a situation of nullity, invalidity, ineffectiveness or breach thereof, the parties shall do their best to amicably resolve these situations, in the first instance, within thirty (30) calendar days after receipt by one party of a notarized notice from the other party communicating the existence of the claim, controversy, or dispute.

15.2

Any litigation, controversy, dispute, difference, or claim arising between the parties relating to the interpretation, performance, resolution, termination, effectiveness, invalidity, annulment, or validity of or pertaining to this Agreement that cannot be resolved by mutual agreement between them, according to what is stated in the preceding paragraph, shall be submitted to national-level arbitration, in accordance with the Regulations of the National Institute of Mining, Petroleum, and Energy ("INDEMIPE").

15.3

The Arbitration will be conducted by an Arbitral Tribunal composed of three (3) arbitrators.  AGRIFOS shall appoint an arbitrator; JPQ and THE SHAREHOLDERS shall appoint the second arbitrator; and the third must be jointly appointed by the arbitrators already appointed.  The third arbitrator shall preside over the Arbitral Tribunal.

If a Party fails to appoint its arbitrator within twenty (20)  calendar days upon receipt of the request in writing by the Party seeking arbitration, or within twenty (20) calendar days from the appointment of the second arbitrator, if the two (2) arbitrators fail to agree on the appointment of the third arbitrator, the appointment of any such arbitrators shall be made at the request of either Party, by the INDEMIPE, according to its regulations.

15.4

If for any reason, a substitute arbitrator should be appointed, he shall be appointed following the same procedure outlined above for the appointment of the arbitrator being replaced.

15.5

The arbitration will be held in Lima, Peru and in Spanish.

15.6

The Parties waive the filing of the motion to vacate the arbitration award that is issued.

15.7

For any intervention of judges and ordinary courts in the arbitral mechanics, the Parties expressly submit to the jurisdiction of the courts and tribunals of the judicial district of Cercado de Lima, waiving the jurisdiction of their domiciles.

15.8

The provisions of this clause shall survive the termination or conclusion or any other form in which this Agreement ends.

SIXTEEN:

VALIDITY

The Agreement constitutes the entire agreement of the Parties and supersedes any other document, agreement, or contract that the Parties had previously signed regarding the actions of JPQ  and/or the Mining Right.

SEVENTEEN: PREFERENTIAL PURCHASING RIGHT

The Parties agree that once AGRIFOS has exercised the Option, THE SHAREHOLDERS will grant a preferential purchasing right of their shares in JPQ to AGRIFOS.

If any of THE SHAREHOLDERS receives from a third party a concrete and serious offer to buy all or part of its shares in JPQ, and is willing to accept this offer, it is obligated to offer them in the same conditions first and preferentially to AGRIFOS, who will have a period of thirty (30) calendar days to accept or reject the terms.

Likewise, if one of THE SHAREHOLDERS wishes to transfer all or part of their shares in JPQ without having an offer from a third party, AGRIFOS will enjoy the first and preferential purchase option. The Parties agree that the sale value assigned to the shares shall be equal to the market rate ("Fair Market Value") established by an independent engineering firm of recognized prestige.

EIGHTEEN: STATEMENT OF THE PARTIES

Through this document, the Parties acknowledge that JPQ will be subject to a process of division, in order to separate the port business from the company, so that its sole remaining asset is the Mining Right.

In view of the foregoing, AGRIFOS recognizes that if it exercises the Option, JPQ will have as its only asset the Mining Right.

The Parties request that the Notary add the legal clauses and convert this bill into a deed.

Both Parties hereby express acceptance of its contents, in Lima, on the  14th day of January of 2014.

TRABAJOS MARÍTIMOS S.A.	INCA TERMINALS & MINING INC.
Alvaro Fernando Galindo Neumann	Julio de Blas Caballero
Executive Director	Authorized Agent

JUAN PAULO QUAY S.A.C.	AGRIFOS PERÚ S.A.C.
Alvaro Fernando Galindo Neumann	Tomás Ernesto Guerrero Méndez
General Manager	General Manager

Appendix I

Model of Shares Registry Entry

ENTRY No. _____

It is noted that, by deed dated ______ of ______, 2013 presented before Lima Notary, Dr. ______, witnesses the Option Agreement for the Purchase of 70% of Shares of the company granted by the shareholders of the company to Agrifos Perú S.A.C..

In view of the above, the shareholders of the company have required it to hold a 70% stake in the company, in order to comply with the terms of that agreement.

Consequently, if Agrifos Perú S.A.C. exercises the option, provided the company has not increased or decreased its social capital, the following share certificates shall be issued, thus canceling all previously issued certificates:

-

Certificate No. ______

Trabajos Marítimos S.A. holds 1,444,758 shares with voting rights, fully registered and fully paid, representing 12% of the social capital, numbering from ______ to ______.

-

Certificate No. _________

Inca Terminals & Mining Inc. holds 2,167,137 shares with voting rights, fully registered and fully paid, representing 18% of the social capital, numbering from ______ to ______.

-

Certificate No. ________

Agrifos Perú S.A.C. holds 8,427,755 shares with voting rights, fully registered and fully paid, representing 70% of the social capital, numbering from ______ to _______.

Lima, ______ of ______ of 201______.

Alvaro Fernando Galindo Neumann General Manager